Filed by: UIL Holdings Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: UIL Holdings Corporation

Commission File No.: 001-15052

The following communication was made available to employees of UIL Holdings Corporation on November 13, 2015

QUIKFAX

SOURCE: Legal	Please Post

Friday, Nov. 13, 2015

Coming by Mail: Important Transaction Information

Employees who own UIL Holdings Corporation common stock entitled to vote as of the close of business on the record date of October 2, 2015, will soon receive an important package in the mail.

This package includes a notice of a Special Meeting of Shareowners of UIL scheduled for Dec. 11, 2015, and a proxy statement containing information about the proposed transaction currently pending between UIL and Iberdrola USA. The package will also include a proxy card asking shareowners to vote in favor of the transaction on or before the Special Meeting on December 11.

Your vote is very important, regardless of the number of shares of UIL common stock that you own. The merger cannot be completed unless the merger agreement is approved by the affirmative vote of the owners of at least a majority of the shares of UIL common stock outstanding as of the close of business on the record date. Details about the meeting, along with a proxy card and instructions on how to vote, will be included as part of the package.

Employees are encouraged to look for the information package in the mail and review it carefully.

Additional information, including SEC filings, can be found at www.uil.com.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed transaction between UIL and Iberdrola USA. In connection with the proposed transaction between UIL and Iberdrola USA, Iberdrola USA has filed with the SEC a registration statement on Form S-4, as amended, containing a prospectus of Iberdrola USA, and UIL filed its Definitive Proxy Statement with the SEC. UIL AND IBERDROLA USA URGE INVESTORS AND SHAREHOLDERS TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER, AS WELL AS OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, BECAUSE THEY CONTAIN

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OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. This communication is not a substitute for the registration statement, definitive proxy statement/prospectus or any other documents that Iberdrola USA or UIL have filed or may file with the SEC or send to shareholders in connection with the proposed transaction.

You may obtain copies of all documents filed with the SEC regarding this proposed transaction, free of charge, at the SEC’s website (www.sec.gov). Copies of the documents filed with the SEC by UIL are available free of charge on UIL’s website at www.uil.com or by contacting UIL’s Investor Relations Department at 203-499-2409.

Participants in Solicitation

UIL and its directors and executive officers, and Iberdrola USA and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of UIL common stock in respect of the proposed transaction. Information about UIL’s executive officers and directors is set forth in UIL’s definitive proxy statement for its 2015 Annual Meeting of Shareholders, which was filed with the SEC on April 1, 2015. Other information regarding the interests of such individuals, as well as information regarding Iberdrola USA’s directors and executive officers, is set forth in the proxy statement/prospectus, included in Iberdrola USA’s registration statement on Form S-4, as amended, filed with the SEC. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-looking statements

Certain statements contained in this communication regarding matters that are not historical facts, are forward-looking statements (as defined in the Private Securities Litigation Reform Act of 1995). These include statements regarding management’s intentions, plans, beliefs, expectations or forecasts for the future. Such forward-looking statements are based on our expectations and involve risks, uncertainties and other factors; consequently, actual results may differ materially from those expressed or implied in the statements.

New factors emerge from time to time and it is not possible for us to predict all such factors, nor can we assess the impact of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. These risks, as well as other risks associated with the merger, are more fully discussed in UIL’s definitive proxy statement/prospectus filed with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in UIL’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Forward-looking statements included in this communication speak only as of the date of this communication. UIL does not undertake any obligation to update its forward-looking statements to reflect events or circumstances after the date of this communication other than as required by applicable law.

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